Exhibit 22.1

Subsidiary Guarantors
As of December 31, 2020, each of the following subsidiaries of Enbridge Inc. (“Enbridge”), both of which are indirect, wholly-owned subsidiaries of Enbridge, has fully and unconditionally guaranteed on an unsecured, joint and several basis, each of the registered debt securities of the Company listed below:
Subsidiary Guarantors
1.Spectra Energy Partners, LP, a Delaware limited partnership
2.Enbridge Energy Partners, L.P., a Delaware limited partnership
Registered Debt Securities of Enbridge Guaranteed by each of the Subsidiary Guarantors
1.Floating Rate Note due 2022
2. 2.900% Senior Notes due 2022
3. 4.000% Senior Notes due 2023
4. 3.500% Senior Notes due 2024
5. 2.500% Senior Notes due 2025
6. 4.250% Senior Notes due 2026
7. 3.700% Senior Notes due 2027
8. 3.125% Senior Notes due 2029
9. 4.500% Senior Notes due 2044
10. 5.500% Senior Notes due 2046
11. 4.000% Senior Notes due 2049